EXHIBIT 99.2

Q4

Supplementary Financial Information

Fourth Quarter 2010

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions, except per share amounts) (unaudited)	Q4 2010	Q4 2009	$ change	% change		Total 2010	Total 2009	$ change	% change
Operating revenues	4,683	4,650	33	0.7%		18,069	17,735	334	1.9%
Cost of revenue, exclusive of depreciation and amortization	(1,415)	(1,258)	(157)	(12.5%)		(4,949)	(4,525)	(424)	(9.4%)
Selling, general and administrative expenses (A)	(1,457)	(1,562)	105	6.7%		(5,706)	(5,766)	60	1.0%
Net benefit plans cost	(67)	(93)	26	28.0%		(226)	(355)	129	36.3%
EBITDA (3)	1,744	1,737	7	0.4%		7,188	7,089	99	1.4%
EBITDA margin (4)	37.2%	37.4%		(0.2	) pts	39.8%	40.0%		(0.2	) pts
Depreciation	(655)	(704)	49	7.0%		(2,542)	(2,595)	53	2.0%
Amortization of intangible assets	(201)	(200)	(1)	(0.5%)		(750)	(776)	26	3.4%
Restructuring and other	(52)	(82)	30	(36.6%)		(224)	(527)	303	(57.5%)
Operating income	836	751	85	11.3%		3,672	3,191	481	15.1%
Other income (expense)	3	28	(25)	(89.3%)		124	(18)	142	n.m.
Interest expense	(174)	(182)	8	4.4%		(670)	(723)	53	7.3%
Pre-tax earnings from continuing operations	665	597	68	11.4%		3,126	2,450	676	27.6%
Income tax expense	(136)	(141)	5	3.5%		(550)	(368)	(182)	(49.5%)
Non-controlling interest	(61)	(79)	18	22.8%		(299)	(333)	34	10.2%
Earnings from continuing operations	468	377	91	24.1%		2,277	1,749	528	30.2%
Discontinued operations	-	(1)	1	100.0%		-	(11)	11	100.0%
Net earnings	468	376	92	24.5%		2,277	1,738	539	31.0%
Dividends on preferred shares	(29)	(26)	(3)	(11.5%)		(112)	(107)	(5)	(4.7%)
Net earnings applicable to common shares	439	350	89	25.4%		2,165	1,631	534	32.7%
Net earnings per common share – basic
Continuing operations	$0.58	$0.46	$0.12	26.1%		$2.85	$2.12	$0.73	34.4%
Discontinued operations	$-	$-	$-	-		$-	$(0.01)	$0.01	100.0%
Net earnings	$0.58	$0.46	$0.12	26.1%		$2.85	$2.11	$0.74	35.1%
Net earnings per common share – diluted
Continuing operations	$0.58	$0.46	$0.12	26.1%		$2.85	$2.12	$0.73	34.4%
Discontinued operations	$-	$-	$-	-		$-	$(0.01)	$0.01	100.0%
Net earnings	$0.58	$0.46	$0.12	26.1%		$2.85	$2.11	$0.74	35.1%
Dividends per common share	$0.457	$0.405	$0.052	12.8%		$1.78	$1.58	$0.20	12.7%
Average number of common shares outstanding – basic (millions)	754.1	767.2				759.0	772.9
Average number of common shares outstanding – diluted (millions)	755.0	767.3				759.5	772.9
Number of common shares outstanding (millions)	752.3	767.2				752.3	767.2

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	-	11	(11)	100.0%		133	48	85	n.m.
Discontinued operations	-	-	-	0.0%		-	(7)	7	100.0%
Restructuring and other	(18)	(48)	30	62.5%		(127)	(339)	212	62.5%
Total	(18)	(37)	19	51.4%		6	(298)	304	n.m.
Impact on net earnings per share	$(0.02)	$(0.05)	$0.03	60.0%		$0.01	$(0.39)	$0.40	n.m.
Adjusted EPS (3)	$0.60	$0.51	$0.09	17.6%		$2.84	$2.50	$0.34	13.6%

(A)	Excludes net benefit plans cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 2

BCE Inc.
Consolidated Operational Data – Historical Trend

($ millions, except per share amounts) (unaudited)	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Operating revenues	18,069	4,683	4,516	4,438	4,432	17,735	4,650	4,457	4,297	4,331
Cost of revenue, exclusive of depreciation and amortization	(4,949)	(1,415)	(1,204)	(1,156)	(1,174)	(4,525)	(1,258)	(1,152)	(1,029)	(1,086)
Selling, general and administrative expenses (A)	(5,706)	(1,457)	(1,415)	(1,388)	(1,446)	(5,766)	(1,562)	(1,418)	(1,389)	(1,397)
Net benefit plans cost	(226)	(67)	(65)	(66)	(28)	(355)	(93)	(86)	(88)	(88)
EBITDA	7,188	1,744	1,832	1,828	1,784	7,089	1,737	1,801	1,791	1,760
EBITDA margin	39.8%	37.2%	40.6%	41.2%	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%
Depreciation	(2,542)	(655)	(647)	(630)	(610)	(2,595)	(704)	(636)	(630)	(625)
Amortization of intangible assets	(750)	(201)	(181)	(185)	(183)	(776)	(200)	(192)	(191)	(193)
Restructuring and other	(224)	(52)	(135)	(8)	(29)	(527)	(82)	(191)	(146)	(108)
Operating income	3,672	836	869	1,005	962	3,191	751	782	824	834
Other income (expense)	124	3	(19)	20	120	(18)	28	(24)	(23)	1
Interest expense	(670)	(174)	(165)	(166)	(165)	(723)	(182)	(171)	(179)	(191)
Pre-tax earnings from continuing operations	3,126	665	685	859	917	2,450	597	587	622	644
Income tax (expense) recovery	(550)	(136)	(51)	(159)	(204)	(368)	(141)	87	(166)	(148)
Non-controlling interest	(299)	(61)	(79)	(83)	(76)	(333)	(79)	(90)	(80)	(84)
Earnings from continuing operations	2,277	468	555	617	637	1,749	377	584	376	412
Discontinued operations	-	-	-	-	-	(11)	(1)	-	(4)	(6)
Net earnings	2,277	468	555	617	637	1,738	376	584	372	406
Dividends on preferred shares	(112)	(29)	(27)	(27)	(29)	(107)	(26)	(26)	(26)	(29)
Net earnings applicable to common shares	2,165	439	528	590	608	1,631	350	558	346	377
Net earnings per common share – basic
Continuing operations	$2.85	$0.58	$0.70	$0.78	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$-	$-	$-	$-	$-	$(0.01)	$-	$-	$-	$(0.01)
Net earnings	$2.85	$0.58	$0.70	$0.78	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Net earnings per common share – diluted
Continuing operations	$2.85	$0.58	$0.70	$0.78	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$-	$-	$-	$-	$-	$(0.01)	$-	$-	$-	$(0.01)
Net earnings	$2.85	$0.58	$0.70	$0.78	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Dividends per common share	$1.78	$0.457	$0.457	$0.435	$0.435	$1.58	$0.405	$0.405	$0.385	$0.385
Average number of common shares outstanding – basic (millions)	759.0	754.1	756.7	759.7	765.7	772.9	767.2	767.2	769.0	788.3
Average number of common shares outstanding – diluted (millions)	759.5	755.0	757.3	760.1	766.0	772.9	767.3	767.2	769.0	788.3
Number of common shares outstanding (millions)	752.3	752.3	755.6	759.1	763.0	767.2	767.2	767.2	767.2	780.6

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	133	-	-	8	125	48	11	36	-	1
Discontinued operations	-	-	-	-	-	(7)	-	(4)	(3)	-
Restructuring and other	(127)	(18)	(93)	1	(17)	(339)	(48)	(123)	(98)	(70)
Total	6	(18)	(93)	9	108	(298)	(37)	(91)	(101)	(69)
Impact on net earnings per share	$0.01	$(0.02)	$(0.12)	$0.01	$0.14	$(0.39)	$(0.05)	$(0.12)	$(0.13)	$(0.09)
Adjusted EPS	$2.84	$0.60	$0.82	$0.77	$0.65	$2.50	$0.51	$0.84	$0.58	$0.57

(A)	Excludes net benefit plans cost

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 3

BCE Inc.
Segmented Data (2)

($ millions, except where otherwise indicated) (unaudited)	Q4 2010	Q4 2009	$ change	% change		Total 2010	Total 2009	$ change	% change

Revenues
Bell Wireline	2,769	2,840	(71)	(2.5%)		10,695	10,666	29	0.3%
Bell Wireless	1,297	1,198	99	8.3%		4,934	4,558	376	8.2%
Inter-segment eliminations	(49)	(56)	7	12.5%		(204)	(204)	-	0.0%
Total Bell	4,017	3,982	35	0.9%		15,425	15,020	405	2.7%
Bell Aliant	777	785	(8)	(1.0%)		3,071	3,174	(103)	(3.2%)
Inter-segment eliminations	(111)	(117)	6	5.1%		(427)	(459)	32	7.0%
Total BCE Inc.	4,683	4,650	33	0.7%		18,069	17,735	334	1.9%

EBITDA
Bell Wireline	1,026	960	66	6.9%		4,136	3,907	229	5.9%
Margin	37.1%	33.8%		3.3	pts	38.7%	36.6%		2.1	pts
Bell Wireless	385	435	(50)	(11.5%)		1,721	1,812	(91)	(5.0%)
Margin	29.7%	36.3%		(6.6	) pts	34.9%	39.8%		(4.9	) pts
Total Bell	1,411	1,395	16	1.1%		5,857	5,719	138	2.4%
Margin	35.1%	35.0%		0.1	pts	38.0%	38.1%		(0.1	) pts
Bell Aliant	333	342	(9)	(2.6%)		1,331	1,370	(39)	(2.8%)
Margin	42.9%	43.6%		(0.7	) pts	43.3%	43.2%		0.1	pts
Total BCE Inc.	1,744	1,737	7	0.4%		7,188	7,089	99	1.4%
Margin	37.2%	37.4%		(0.2	) pts	39.8%	40.0%		(0.2	) pts

Operating income
Bell Wireline	454	280	174	62.1%		1,812	1,148	664	57.8%
Bell Wireless	237	292	(55)	(18.8%)		1,160	1,284	(124)	(9.7%)
Total Bell	691	572	119	20.8%		2,972	2,432	540	22.2%
Bell Aliant	145	179	(34)	(19.0%)		700	759	(59)	(7.8%)
Total BCE Inc.	836	751	85	11.3%		3,672	3,191	481	15.1%

Capital expenditures
Bell Wireline	631	498	(133)	(26.7%)		1,978	1,717	(261)	(15.2%)
Capital Intensity (5)	22.8%	17.5%		(5.3	) pts	18.5%	16.1%		(2.4	) pts
Bell Wireless	229	142	(87)	(61.3%)		485	673	188	27.9%
Capital Intensity	17.7%	11.9%		(5.8	) pts	9.8%	14.8%		5.0	pts
Total Bell	860	640	(220)	(34.4%)		2,463	2,390	(73)	(3.1%)
Capital Intensity	21.4%	16.1%		(5.3	) pts	16.0%	15.9%		(0.1	) pts
Bell Aliant	162	120	(42)	(35.0%)		496	464	(32)	(6.9%)
Capital Intensity	20.8%	15.3%		(5.5	) pts	16.2%	14.6%		(1.6	) pts
Total BCE Inc.	1,022	760	(262)	(34.5%)		2,959	2,854	(105)	(3.7%)
Capital Intensity	21.8%	16.3%		(5.5	) pts	16.4%	16.1%		(0.3	) pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 4

BCE Inc.
Segmented Data – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09

Revenues
Bell Wireline	10,695	2,769	2,636	2,632	2,658	10,666	2,840	2,659	2,575	2,592
Bell Wireless	4,934	1,297	1,274	1,210	1,153	4,558	1,198	1,178	1,104	1,078
Inter-segment eliminations	(204)	(49)	(52)	(50)	(53)	(204)	(56)	(49)	(51)	(48)
Total Bell	15,425	4,017	3,858	3,792	3,758	15,020	3,982	3,788	3,628	3,622
Bell Aliant	3,071	777	762	753	779	3,174	785	786	785	818
Inter-segment eliminations	(427)	(111)	(104)	(107)	(105)	(459)	(117)	(117)	(116)	(109)
Total BCE Inc.	18,069	4,683	4,516	4,438	4,432	17,735	4,650	4,457	4,297	4,331

EBITDA
Bell Wireline	4,136	1,026	1,026	1,041	1,043	3,907	960	973	982	992
Margin	38.7%	37.1%	38.9%	39.6%	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Bell Wireless	1,721	385	467	457	412	1,812	435	475	468	434
Margin	34.9%	29.7%	36.7%	37.8%	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
Total Bell	5,857	1,411	1,493	1,498	1,455	5,719	1,395	1,448	1,450	1,426
Margin	38.0%	35.1%	38.7%	39.5%	38.7%	38.1%	35.0%	38.2%	40.0%	39.4%
Bell Aliant	1,331	333	339	330	329	1,370	342	353	341	334
Margin	43.3%	42.9%	44.5%	43.8%	42.2%	43.2%	43.6%	44.9%	43.4%	40.8%
Total BCE Inc.	7,188	1,744	1,832	1,828	1,784	7,089	1,737	1,801	1,791	1,760
Margin	39.8%	37.2%	40.6%	41.2%	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%

Operating income
Bell Wireline	1,812	454	341	501	516	1,148	280	229	290	349
Bell Wireless	1,160	237	333	319	271	1,284	292	354	338	300
Total Bell	2,972	691	674	820	787	2,432	572	583	628	649
Bell Aliant	700	145	195	185	175	759	179	199	196	185
Total BCE Inc.	3,672	836	869	1,005	962	3,191	751	782	824	834

Capital expenditures
Bell Wireline	1,978	631	513	455	379	1,717	498	412	455	352
Capital Intensity	18.5%	22.8%	19.5%	17.3%	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%
Bell Wireless	485	229	121	83	52	673	142	177	224	130
Capital Intensity	9.8%	17.7%	9.5%	6.9%	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%
Total Bell	2,463	860	634	538	431	2,390	640	589	679	482
Capital Intensity	16.0%	21.4%	16.4%	14.2%	11.5%	15.9%	16.1%	15.5%	18.7%	13.3%
Bell Aliant	496	162	114	125	95	464	120	115	121	108
Capital Intensity	16.2%	20.8%	15.0%	16.6%	12.2%	14.6%	15.3%	14.6%	15.4%	13.2%
Total BCE Inc.	2,959	1,022	748	663	526	2,854	760	704	800	590
Capital Intensity	16.4%	21.8%	16.6%	14.9%	11.9%	16.1%	16.3%	15.8%	18.6%	13.6%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 5

Bell Wireline (2)

	Q4	Q4			Total	Total
($ millions, except where otherwise indicated) (unaudited)	2010	2009	% change		2010	2009	% change
Bell Wireline
Local & access	733	775	(5.4%)		3,012	3,159	(4.7%)
Long distance	234	265	(11.7%)		932	1,078	(13.5%)
Data	970	973	(0.3%)		3,691	3,696	(0.1%)
Video	450	417	7.9%		1,749	1,593	9.8%
Equipment & other	304	324	(6.2%)		991	817	21.3%
Total external revenues	2,691	2,754	(2.3%)		10,375	10,343	0.3%
Inter-segment revenues	78	86	(9.3%)		320	323	(0.9%)
Total Bell Wireline operating revenue	2,769	2,840	(2.5%)		10,695	10,666	0.3%
Operating expenses	(1,743)	(1,880)	7.3%		(6,559)	(6,759)	3.0%
EBITDA	1,026	960	6.9%		4,136	3,907	5.9%
EBITDA Margin	37.1%	33.8%	3.3	pts	38.7%	36.6%	2.1	pts
Operating income	454	280	62.1%		1,812	1,148	57.8%

Capital expenditures	631	498	(26.7%)		1,978	1,717	(15.2%)
Capital intensity	22.8%	17.5%	(5.3	) pts	18.5%	16.1%	(2.4	) pts

Local
Network access services (NAS)
Residential	3,608,887	3,886,530	(7.1%)		3,608,887	3,886,530	(7.1%)
Business	2,866,818	2,974,492	(3.6%)		2,866,818	2,974,492	(3.6%)
Total	6,475,705	6,861,022	(5.6%)		6,475,705	6,861,022	(5.6%)
Network access service net losses
Residential	(36,550)	(79,010)	53.7%		(277,643)	(334,541)	17.0%
Business	(27,622)	(28,493)	3.1%		(107,674)	(112,883)	4.6%
Total	(64,172)	(107,503)	40.3%		(385,317)	(447,424)	13.9%
Internet
High Speed Internet net activations	12,099	7,808	55.0%		40,335	37,618	7.2%
High Speed Internet subscribers EOP (A)	2,097,326	2,056,991	2.0%		2,097,326	2,056,991	2.0%
Video (DTH and VDSL)
Net subscriber activations	23,019	40,889	(43.7%)		71,221	113,315	(37.1%)
Total subscribers EOP (A)	2,020,098	1,948,877	3.7%		2,020,098	1,948,877	3.7%
ARPU (6) ($/month)	74.79	71.12	5.2%		73.49	69.59	5.6%
Churn (7) (%) (average per month)	1.5%	1.3%	(0.2	) pts	1.4%	1.2%	(0.2	) pts

(A)	Following a company-wide review of subscriber metrics, our Internet and Video customer base were reduced by 35,160 and 16,209 respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 6

Bell Wireline – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireline
Local & access	3,012	733	759	758	762	3,159	775	783	796	805
Long distance	932	234	227	233	238	1,078	265	264	271	278
Data	3,691	970	900	909	912	3,696	973	892	919	912
Video	1,749	450	437	434	428	1,593	417	400	389	387
Equipment & other	991	304	231	219	237	817	324	241	119	133
Total external revenues	10,375	2,691	2,554	2,553	2,577	10,343	2,754	2,580	2,494	2,515
Inter-segment revenues	320	78	82	79	81	323	86	79	81	77
Total Bell Wireline operating revenue	10,695	2,769	2,636	2,632	2,658	10,666	2,840	2,659	2,575	2,592
Operating expenses	(6,559)	(1,743)	(1,610)	(1,591)	(1,615)	(6,759)	(1,880)	(1,686)	(1,593)	(1,600)
EBITDA	4,136	1,026	1,026	1,041	1,043	3,907	960	973	982	992
EBITDA Margin	38.7%	37.1%	38.9%	39.6%	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Operating income	1,812	454	341	501	516	1,148	280	229	290	349

Capital expenditures	1,978	631	513	455	379	1,717	498	412	455	352
Capital intensity	18.5%	22.8%	19.5%	17.3%	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%

Local
Network access services (NAS)
Residential	3,608,887	3,608,887	3,645,437	3,713,920	3,810,912	3,886,530	3,886,530	3,965,540	4,041,926	4,143,305
Business	2,866,818	2,866,818	2,894,440	2,918,126	2,950,281	2,974,492	2,974,492	3,002,985	3,029,686	3,060,902
Total	6,475,705	6,475,705	6,539,877	6,632,046	6,761,193	6,861,022	6,861,022	6,968,525	7,071,612	7,204,207
Network access service net losses
Residential	(277,643)	(36,550)	(68,483)	(96,992)	(75,618)	(334,541)	(79,010)	(76,386)	(101,379)	(77,766)
Business	(107,674)	(27,622)	(23,686)	(32,155)	(24,211)	(112,883)	(28,493)	(26,701)	(31,216)	(26,473)
Total	(385,317)	(64,172)	(92,169)	(129,147)	(99,829)	(447,424)	(107,503)	(103,087)	(132,595)	(104,239)
Internet
High Speed Internet net activations	40,335	12,099	21,668	(3,899)	10,467	37,618	7,808	21,531	1,991	6,288
High Speed Internet subscribers EOP (A)	2,097,326	2,097,326	2,085,227	2,063,559	2,067,458	2,056,991	2,056,991	2,084,343	2,062,812	2,060,821
Video (DTH and VDSL)
Net subscriber activations	71,221	23,019	18,538	9,775	19,889	113,315	40,889	40,665	20,018	11,743
Total subscribers EOP (A)	2,020,098	2,020,098	1,997,079	1,978,541	1,968,766	1,948,877	1,948,877	1,924,197	1,883,532	1,863,514
ARPU ($/month)	73.49	74.79	73.34	73.43	72.60	69.59	71.12	69.35	68.98	68.84
Churn (%) (average per month)	1.4%	1.5%	1.6%	1.3%	1.1%	1.2%	1.3%	1.4%	1.1%	1.1%

(A)	Following a company-wide review of subscriber metrics, our Internet and Video customer base were reduced by 35,160 and 16,209 respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 7

Bell Wireless (2)

($ millions, except where otherwise indicated) (unaudited)	Q4 2010	Q4 2009	% change		Total 2010	Total 2009	% change
Bell Wireless
Revenue
Service	1,151	1,055	9.1%		4,481	4,102	9.2%
Product	134	129	3.9%		407	405	0.5%
Total external Bell Wireless revenues	1,285	1,184	8.5%		4,888	4,507	8.5%
Inter-segment revenues	12	14	(14.3%)		46	51	(9.8%)
Total Bell Wireless operating revenues	1,297	1,198	8.3%		4,934	4,558	8.2%
Operating expenses	(912)	(763)	(19.5%)		(3,213)	(2,746)	(17.0%)
EBITDA	385	435	(11.5%)		1,721	1,812	(5.0%)
EBITDA margin (Total revenues)	29.7%	36.3%	(6.6	) pts	34.9%	39.8%	(4.9	) pts
EBITDA margin (Service revenues)	33.4%	41.2%	(7.8	) pts	38.4%	44.2%	(5.8	) pts
Operating Income	237	292	(18.8%)		1,160	1,284	(9.7%)

Capital expenditures	229	142	(61.3%)		485	673	27.9%
Capital intensity	17.7%	11.9%	(5.8	) pts	9.8%	14.8%	5.0	pts

Wireless gross activations (A)	552,714	523,739	5.5%		1,999,482	1,794,237	11.4%
Postpaid	399,041	300,233	32.9%		1,332,086	1,056,126	26.1%
Wireless net activations (A)	116,782	162,859	(28.3%)		408,746	372,607	9.7%
Postpaid	156,708	109,921	42.6%		500,139	330,815	51.2%
Wireless subscribers EOP (A) (C)	7,242,048	6,833,302	6.0%		7,242,048	6,833,302	6.0%
Postpaid	5,541,369	5,041,230	9.9%		5,541,369	5,041,230	9.9%
Average revenue per unit (ARPU) (B) ($/month)	52.34	51.08	2.5%		52.03	51.70	0.6%
Prepaid	16.96	18.45	(8.1%)		17.76	17.15	3.6%
Postpaid	63.47	62.47	1.6%		63.49	62.87	1.0%
Churn (%) (B) (average per month)	2.0%	1.8%	(0.2	) pts	1.9%	1.7%	(0.2	) pts
Prepaid	3.6%	3.2%	(0.4	) pts	3.5%	3.2%	(0.3	) pts
Postpaid	1.5%	1.3%	(0.2	) pts	1.4%	1.3%	(0.1	) pts
Usage per subscriber (B) (C) (min/month)	277	281	(1.4%)		274	287	(4.5%)
Cost of acquisition (COA) (8) (B) ($/sub)	448	327	(37.0%)		397	350	(13.4%)
PRO FORMA (D)
Average revenue per unit (ARPU) (D) ($/month)	52.34	51.08	2.5%		52.03	50.88	2.3%
Prepaid	16.96	18.45	(8.1%)		17.76	17.53	1.3%
Postpaid	63.47	62.47	1.6%		63.49	62.81	1.1%
Churn (%) (D) (average per month)	2.0%	1.8%	(0.2	) pts	1.9%	1.8%	(0.1	) pts
Prepaid	3.6%	3.2%	(0.4	) pts	3.5%	3.2%	(0.3	) pts
Postpaid	1.5%	1.3%	(0.2	) pts	1.4%	1.3%	(0.1	) pts
Usage per subscriber (C) (D) (min/month)	277	281	(1.4%)		274	283	(3.2%)
Cost of acquisition (COA) (8) (D) ($/sub)	448	327	(37.0%)		397	336	(18.2%)

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.
(C)

Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.

(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 8

Bell Wireless – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireless
Revenue
Service	4,481	1,151	1,160	1,114	1,056	4,102	1,055	1,056	1,005	986
Product	407	134	103	84	86	405	129	106	88	82
Total external Bell Wireless revenues	4,888	1,285	1,263	1,198	1,142	4,507	1,184	1,162	1,093	1,068
Inter-segment revenues	46	12	11	12	11	51	14	16	11	10
Total Bell Wireless operating revenues	4,934	1,297	1,274	1,210	1,153	4,558	1,198	1,178	1,104	1,078
Operating expenses	(3,213)	(912)	(807)	(753)	(741)	(2,746)	(763)	(703)	(636)	(644)
EBITDA	1,721	385	467	457	412	1,812	435	475	468	434
EBITDA margin (Total revenues)	34.9%	29.7%	36.7%	37.8%	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
EBITDA margin (Service revenues)	38.4%	33.4%	40.3%	41.0%	39.0%	44.2%	41.2%	45.0%	46.6%	44.0%
Operating Income	1,160	237	333	319	271	1,284	292	354	338	300

Capital expenditures	485	229	121	83	52	673	142	177	224	130
Capital intensity	9.8%	17.7%	9.5%	6.9%	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%

Wireless gross activations (A)	1,999,482	552,714	537,295	480,639	428,834	1,794,237	523,739	500,895	403,751	365,852
Postpaid	1,332,086	399,041	368,154	300,579	264,312	1,056,126	300,233	301,876	243,886	210,131
Wireless net activations (A)	408,746	116,782	137,880	98,459	55,625	372,607	162,859	134,737	44,716	30,295
Postpaid	500,139	156,708	159,465	102,754	81,212	330,815	109,921	121,692	64,181	35,021
Wireless subscribers EOP (A) (C)	7,242,048	7,242,048	7,125,266	6,987,386	6,888,927	6,833,302	6,833,302	6,707,269	6,572,532	6,527,816
Postpaid	5,541,369	5,541,369	5,384,661	5,225,196	5,122,442	5,041,230	5,041,230	4,966,061	4,844,369	4,780,188
Average revenue per unit (ARPU) (B) ($/month)	52.03	52.34	53.54	52.12	50.07	51.70	51.08	52.13	52.05	51.52
Prepaid	17.76	16.96	18.85	18.35	16.87	17.15	18.45	18.36	16.41	15.38
Postpaid	63.49	63.47	65.04	63.66	61.72	62.87	62.47	64.09	62.58	62.34
Churn (%) (B) (average per month)	1.9%	2.0%	1.9%	1.8%	1.8%	1.7%	1.8%	1.8%	1.7%	1.6%
Prepaid	3.5%	3.6%	3.4%	3.4%	3.4%	3.2%	3.2%	3.5%	3.3%	2.9%
Postpaid	1.4%	1.5%	1.4%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%	1.2%
Usage per subscriber (B) (C) (min/month)	274	277	280	284	259	287	281	291	299	279
Cost of acquisition (COA) (B) ($/sub)	397	448	392	374	362	350	327	320	356	397
PRO FORMA (D)
Average revenue per unit (ARPU) (D) ($/month)	52.03	52.34	53.54	52.12	50.07	50.88	51.08	52.13	50.46	49.84
Prepaid	17.76	16.96	18.85	18.35	16.87	17.53	18.45	18.36	17.26	16.05
Postpaid	63.49	63.47	65.04	63.66	61.72	62.81	62.47	64.09	62.48	62.24
Churn (%) (D) (average per month)	1.9%	2.0%	1.9%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.7%
Prepaid	3.5%	3.6%	3.4%	3.4%	3.4%	3.2%	3.2%	3.5%	3.3%	3.0%
Postpaid	1.4%	1.5%	1.4%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%	1.3%
Usage per subscriber (C) (D) (min/month)	274	277	280	284	259	283	281	291	290	271
Cost of acquisition (COA) (D) ($/sub)	397	448	392	374	362	336	327	320	333	374

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)

Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(C)

Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.

(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 9

     BCE Inc.
Net debt and other information (2)

BCE Inc. – Net debt and preferreds

At December 31, 2010		BCE Inc.
(unaudited)
($ millions, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	653	676	1,329
Long-term debt	8,221	2,360	10,581
Securitization of accounts receivable	1,140	128	1,268
Preferred shares – BCE (1)	1,385	-	1,385
Cash and cash equivalents	(752)	(22)	(774)
Net debt	10,647	3,142	13,789
Bell – Balance Sheet Information
(unaudited)
($ millions, except where otherwise indicated)	December 31	September 30	June 30	March 31	Dec. 31
	2010	2010	2010	2010	2009

Debt due within one year	653	527	511	580	543
Long-term debt	8,221	7,535	7,533	7,543	7,541
Securitization of accounts receivable	1,140	1,140	1,136	1,140	1,140
Preferred shares – BCE (1)	1,385	2,770	2,770	2,770	2,770
Cash and cash equivalents	(752)	(1,170)	(916)	(730)	(660)
Net Debt	10,647	10,802	11,034	11,303	11,334

Net Debt: Trailing 12 month EBITDA, including Bell Aliant distributions to BCE	1.73	1.76	1.81	1.87	1.89
EBITDA, including Bell Aliant distributions to BCE: Net interest, securitization costs and preferred dividends (trailing 12 months)(2)	10.70	9.61	9.42	9.17	8.79

Cash Flow Information
(unaudited)	Q4	Q4			Total	Total
($ millions, except where otherwise indicated)	2010	2009	$ change	% change	2010	2009	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities	290	621	(331)	(53.3%)	3,756	3,755	1	0.0%
Capital expenditures	(860)	(640)	(220)	(34.4%)	(2,463)	(2,390)	(73)	(3.1%)
Other investing activities	(24)	(12)	(12)	(100.0%)	(102)	(93)	(9)	(9.7%)
Dividends paid on preferred shares	(28)	(26)	(2)	(7.7%)	(108)	(107)	(1)	(0.9%)
Bell Aliant distributions to BCE	73	72	1	1.4%	291	291	-	0.0%
FCF	(549)	15	(564)	n.m.	1,374	1,456	(82)	(5.6%)

Cash Flow Information – Historical Trend
(unaudited)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
($ millions, except where otherwise indicated)	2010	2010	2010	2010	2010	2009	2009	2009	2009	2009

Free Cash Flow (FCF)
Cash from operating activities	3,756	290	1,422	1,091	953	3,755	621	1,230	1,181	723
Capital expenditures	(2,463)	(860)	(634)	(538)	(431)	(2,390)	(640)	(589)	(679)	(482)
Other investing activities	(102)	(24)	(24)	(32)	(22)	(93)	(12)	(39)	(28)	(14)
Dividends paid on preferred shares	(108)	(28)	(25)	(27)	(28)	(107)	(26)	(26)	(27)	(28)
Bell Aliant distributions to BCE	291	73	73	72	73	291	72	73	73	73
FCF	1,374	(549)	812	566	545	1,456	15	649	520	272

(1)	At December 31, 2010 net debt includes 50% of preferred shares (prior quarters included 100% of preferred shares).
(2)	At December 31, 2010, consistent with our definition of net debt, 50% of preferred dividends are included (prior quarters included 100% of preferred dividends).

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 10

BCE Inc.
Consolidated Balance Sheet Data

	December 31	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated) (unaudited)	2010	2010	2010	2010	2009
ASSETS
Current assets
Cash and cash equivalents	774	1,185	928	748	687
Accounts receivable	1,785	1,475	1,375	1,523	1,605
Future income taxes	99	143	176	128	110
Inventory	437	459	417	446	448
Prepaid expenses	231	308	369	389	296
Other current assets	205	191	163	146	138
Total current assets	3,531	3,761	3,428	3,380	3,284
Capital assets
Property, plant and equipment	19,699	19,444	19,368	19,381	19,441
Finite-life intangible assets	2,375	2,361	2,415	2,483	2,541
Indefinite-life intangible assets	3,906	3,885	3,861	3,817	3,803
Total capital assets	25,980	25,690	25,644	25,681	25,785
Other long-term assets	3,963	3,214	3,175	3,126	3,207
Goodwill	5,802	5,771	5,771	5,774	5,774
Total assets	39,276	38,436	38,018	37,961	38,050
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4,088	3,966	3,545	3,571	3,719
Interest payable	112	129	108	133	113
Dividends payable	387	388	373	375	354
Debt due within one year	1,329	1,139	670	747	600
Total current liabilities	5,916	5,622	4,696	4,826	4,786
Long-term debt	10,581	9,899	10,292	10,301	10,299
Other long-term liabilities	4,586	4,647	4,808	4,808	4,942
Total liabilities	21,083	20,168	19,796	19,935	20,027
Non-controlling interest	986	1,013	1,023	1,031	1,049
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	2,770	2,770	2,770	2,770
Common shareholders’ equity
Common shares	12,691	12,741	12,790	12,851	12,921
Contributed surplus	2,470	2,473	2,479	2,485	2,490
Accumulated other comprehensive income	(30)	1	20	(38)	92
Deficit	(694)	(730)	(860)	(1,073)	(1,299)
Total common shareholders’ equity	14,437	14,485	14,429	14,225	14,204
Total shareholders’ equity	17,207	17,255	17,199	16,995	16,974
Total liabilities and shareholders’ equity	39,276	38,436	38,018	37,961	38,050
Number of common shares outstanding	752.3	755.6	759.1	763.0	767.2

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q4	Q4			Total	Total
($ millions, except where otherwise indicated) (unaudited)	2010	2009	$ change		2010	2009	$ change
Cash flows from operating activities
Net earnings	468	376	92		2,277	1,738	539
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	-	(1)	1		-	(11)	11
Earnings from continuing operations	468	377	91		2,277	1,749	528
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	856	904	(48)		3,292	3,371	(79)
Net benefit plans cost	67	93	(26)		226	355	(129)
Restructuring and other	52	82	(30)		224	527	(303)
Gains on investments	-	(11)	11		(136)	(49)	(87)
Future income taxes	264	278	(14)		238	32	206
Non-controlling interest	61	79	(18)		299	333	(34)
Contributions to employee pension plans	(901)	(785)	(116)		(1,315)	(1,068)	(247)
Other employee future benefit plan payments	(25)	(24)	(1)		(98)	(96)	(2)
Payments of restructuring and other	(60)	(58)	(2)		(238)	(310)	72
Operating assets and liabilities	(214)	13	(227)		(45)	40	(85)
Cash flows from operating activities	568	948	(380)		4,724	4,884	(160)
Bell Aliant distributions to BCE	73	72	1		291	291	-
Capital expenditures	(1,022)	(760)	(262)		(2,959)	(2,854)	(105)
Other investing activities	(22)	(11)	(11)		(98)	(89)	(9)
Cash dividends paid on preferred shares	(28)	(26)	(2)		(108)	(107)	(1)
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(1)		(370)	(369)	(1)
Bell Aliant Free Cash Flow	(25)	(116)	91		(106)	(300)	194
Free Cash Flow (3)	(549)	15	(564)		1,374	1,456	(82)
Bell Aliant undistributed Free Cash Flow	(48)	44	(92)		(185)	9	(194)
Business acquisitions	(75)	(4)	(71)		(62)	(338)	276
Business dispositions	-	1	(1)		8	11	(3)
Going-private costs	-	-	-		-	(7)	7
Increase in investments	(1)	(50)	49		(4)	(53)	49
Decrease in investments	-	58	(58)		139	113	26
Increase (decrease) in notes payable and bank advances	106	(39)	145		253	(194)	447
Issue of long-term debt	1,016	-	1,016		1,366	1,348	18
Repayment of long-term debt	(321)	(203)	(118)		(956)	(2,539)	1,583
Cash dividends paid on common shares	(346)	(310)	(36)		(1,318)	(1,201)	(117)
Issue of common shares	11	-	11		39	2	37
Repurchase of common shares	(125)	-	(125)		(500)	(894)	394
Other financing activities	(79)	(11)	(68)		(68)	(90)	22
	138	(514)	652		(1,288)	(3,833)	2,545
Cash flows (used in) from continuing operations	(411)	(499)	88		86	(2,377)	2,463
Cash flows (used in) from discontinued operations	(1)	(2)	1		-	2	(2)
Net (decrease) increase in cash and cash equivalents	(412)	(501)	89		86	(2,375)	2,461
Cash and cash equivalents at beginning of period	1,186	1,189	(3)		688	3,063	(2,375)
Cash and cash equivalents at end of period	774	688	86		774	688	86
Consists of:
Cash and cash equivalents of continuing operations	774	687	87		774	687	87
Cash and cash equivalents of discontinued operations	-	1	(1)		-	1	(1)
Total	774	688	86		774	688	86

Other information
Cash flow per share (9)	$(0.59)	$0.25	$(0.84)		$2.33	$2.63	$(0.30)
Annualized cash flow yield (10)	5.2%	6.5%	(1.3	) pts	5.2%	6.5%	(1.3	) pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 12

BCE Inc.
Consolidated Cash Flow Data – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Cash flows from operating activities
Net earnings	2,277	468	555	617	637	1,738	376	584	372	406
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	-	-	-	-	-	(11)	(1)	-	(4)	(6)
Earnings from continuing operations	2,277	468	555	617	637	1,749	377	584	376	412
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	3,292	856	828	815	793	3,371	904	828	821	818
Net benefit plans cost	226	67	65	66	28	355	93	86	88	88
Restructuring and other	224	52	135	8	29	527	82	191	146	108
Gains on investments	(136)	-	(1)	(10)	(125)	(49)	(11)	(36)	-	(2)
Future income taxes	238	264	(32)	(18)	24	32	278	(228)	(5)	(13)
Non-controlling interest	299	61	79	83	76	333	79	90	80	84
Contributions to employee pension plans	(1,315)	(901)	(115)	(144)	(155)	(1,068)	(785)	(99)	(92)	(92)
Other employee future benefit plan payments	(98)	(25)	(25)	(24)	(24)	(96)	(24)	(25)	(23)	(24)
Payments of restructuring and other	(238)	(60)	(35)	(49)	(94)	(310)	(58)	(70)	(105)	(77)
Operating assets and liabilities	(45)	(214)	216	44	(91)	40	13	216	188	(377)
Cash flows from operating activities	4,724	568	1,670	1,388	1,098	4,884	948	1,537	1,474	925
Bell Aliant distributions to BCE	291	73	73	72	73	291	72	73	73	73
Capital expenditures	(2,959)	(1,022)	(748)	(663)	(526)	(2,854)	(760)	(704)	(800)	(590)
Other investing activities	(98)	(22)	(24)	(31)	(21)	(89)	(11)	(38)	(27)	(13)
Cash dividends paid on preferred shares	(108)	(28)	(25)	(27)	(28)	(107)	(26)	(26)	(27)	(28)
Cash distributions paid by subsidiaries to non-controlling interest	(370)	(93)	(92)	(93)	(92)	(369)	(92)	(93)	(92)	(92)
Bell Aliant Free Cash Flow	(106)	(25)	(42)	(80)	41	(300)	(116)	(100)	(81)	(3)
Free Cash Flow	1,374	(549)	812	566	545	1,456	15	649	520	272
Bell Aliant undistributed Free Cash Flow	(185)	(48)	(31)	8	(114)	9	44	27	8	(70)
Business acquisitions	(62)	(75)	-	4	9	(338)	(4)	(313)	(1)	(20)
Business dispositions	8	-	-	8	-	11	1	10	-	-
Going-private costs	-	-	-	-	-	(7)	-	-	(1)	(6)
Increase in investments	(4)	(1)	-	(3)	-	(53)	(50)	(2)	(1)	-
Decrease in investments	139	-	6	123	10	113	58	55	-	-
Increase (decrease) in notes payable and bank advances	253	106	33	2	112	(194)	(39)	(5)	(238)	88
Issue of long-term debt	1,366	1,016	350	-	-	1,348	-	-	1,348	-
Repayment of long-term debt	(956)	(321)	(404)	(175)	(56)	(2,539)	(203)	(656)	(1,586)	(94)
Cash dividends paid on common shares	(1,318)	(346)	(329)	(333)	(310)	(1,201)	(310)	(296)	(301)	(294)
Issue of common shares	39	11	15	12	1	2	-	-	1	1
Repurchase of common shares	(500)	(125)	(125)	(125)	(125)	(894)	-	-	(337)	(557)
Other financing activities	(68)	(79)	(70)	92	(11)	(90)	(11)	(38)	(31)	(10)
	(1,288)	138	(555)	(387)	(484)	(3,833)	(514)	(1,218)	(1,139)	(962)
Cash flows from (used in) continuing operations	86	(411)	257	179	61	(2,377)	(499)	(569)	(619)	(690)
Cash flows (used in) from discontinued operations	-	(1)	-	1	-	2	(2)	(8)	20	(8)
Net increase (decrease) in cash and cash equivalents	86	(412)	257	180	61	(2,375)	(501)	(577)	(599)	(698)
Cash and cash equivalents at beginning of period	688	1,186	929	749	688	3,063	1,189	1,766	2,365	3,063
Cash and cash equivalents at end of period	774	774	1,186	929	749	688	688	1,189	1,766	2,365
Consists of:
Cash and cash equivalents of continuing operations	774	774	1,185	928	748	687	687	1,187	1,761	2,356
Cash and cash equivalents of discontinued operations	-	-	1	1	1	1	1	2	5	9
Total	774	774	1,186	929	749	688	688	1,189	1,766	2,365

Other information
Cash flow per share	$2.33	$(0.59)	$1.22	$0.95	$0.75	$2.63	$0.25	$1.08	$0.88	$0.42
Annualized cash flow yield	5.2%	5.2%	7.6%	7.5%	7.6%	6.5%	6.5%	10.3%	8.3%	8.5%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services.

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

(3)

Non-GAAP Financial Measures

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses and net benefit plans costs, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income.

Adjusted earnings per share (EPS)
The term adjusted EPS does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted EPS as EPS before restructuring and other and net losses (gains) on investments.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 14

Accompanying Notes

We use adjusted EPS among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow on a consistent basis from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 15

Accompanying Notes

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Fourth Quarter 2010 Page 16